UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A*

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 29)*

Total System Services, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

891906-10-9

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 891906-10-9

1.

Names of Reporting Persons.

Synovus Bank as parent holding company and in various fiduciary capacities;

Synovus Financial Corp. as parent holding company of Synovus Bank; and Synovus Trust Company in various fiduciary capacities

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Georgia
Number of shares Beneficially owned by Each Reporting person with	5.	Sole Voting Power 18,428,754
	6.	Shared Voting Power 212,994
	7.	Sole Dispositive Power 19,676,305
	8.	Shared Dispositive Power 445,195
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,146,596 (Includes Beneficial Ownership disclaimed)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.7%
12.	Type of Reporting Person (See Instructions) BK and HC

Item 1.

(a)	Name of Issuer

Total System Services, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1600 First Avenue, Columbus, Georgia 31901

Item 2.

(a)	Name of Person Filing

Synovus Trust Company

Synovus Bank

Synovus Financial Corp.

(b)	Address of Principal Business Office or, if none, Residence

Synovus Trust Company – 1148 Broadway, Columbus, Georgia 31901

Synovus Bank – 1148 Broadway, Columbus, Georgia 31901

Synovus Financial Corp. – 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901

(c)	Citizenship

Synovus Financial Corp. is a Georgia business corporation and its banking, investment advisory and trust company subsidiaries, including Synovus Trust Company and Synovus Bank, are Georgia and national banking and business corporations and trust companies.

(d)	Title of Class of Securities

$.10 par value common stock

(e)	CUSIP Number

891906-10-9

Item 3.	If this statement is filed pursuant to §§§§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §§240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §§240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §§ 240.13d-1(b)(1)(ii)(G) (Note: See Item 7);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §§240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned (includes shares as to which beneficial ownership is disclaimed): 20,146,596

(b)	Percent of class: 10.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 18,428,754

(ii)	Shared power to vote or to direct the vote: 212,994

(iii)	Sole power to dispose or to direct the disposition of: 19,676,305

(iv)	Shared power to dispose or to direct the disposition of: 445,195

For an additional discussion on this item, see Exhibit A.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Exhibit A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit A

Item 8.	Identification and Classification of Members of the Group

See Exhibit B

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYNOVUS BANK

January 19, 2012	By:	/s/ Samuel F. Hatcher
Date	Name:	Samuel F. Hatcher
	Title:	Executive Vice President, General Counsel and Corporate Secretary

SYNOVUS FINANCIAL CORP.

January 19, 2012	By:	/s/ Samuel F. Hatcher
Date	Name:	Samuel F. Hatcher
	Title:	Executive Vice President, General Counsel and Corporate Secretary

SYNOVUS TRUST COMPANY

January 19, 2012	By:	/s/ George G. Flowers
Date	Name:	George G. Flowers
	Title:	President

EXHIBIT A

As of December 31, 2011, Synovus Trust Company, a wholly-owned trust company subsidiary of Synovus Bank, held the following common shares of the issuer in various fiduciary and advisory capacities, the beneficial ownership of which is disclaimed.

Sole Voting Power	Shared Voting Power	Sole Power To Dispose	Shared Power to Dispose
18,428,754	212,994	19,676,305	438,519

As of December 31, 2011, the other banking, investment advisory and trust company subsidiaries of Synovus Financial Corp. held in a fiduciary or advisory capacity shared dispositive power over an additional 6,676 common shares of the issuer, the beneficial ownership of which is disclaimed. None of such subsidiaries, individually or in the aggregate, possesses the right or power to vote or dispose of more than five percent of the common shares of the issuer.

EXHIBIT B

Synovus Bank, a Georgia banking corporation, and its wholly-owned subsidiary, Synovus Trust Company, a nationally-chartered trust company, are each banks as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 (the “Act”). Synovus Financial Corp., a Georgia business corporation, is the parent holding company of Synovus Bank and Synovus Trust Company in accordance with Regulation 240.13d-1(b)(1) (ii) (G) promulgated under the Act.

EXHIBIT C

The undersigned hereby agree that this Schedule 13G/A is filed on behalf of each of them.

SYNOVUS FINANCIAL CORP.

January 19, 2012	By:	/s/ Samuel F. Hatcher
Date	Name:	Samuel F. Hatcher
	Title:	Executive Vice President, General Counsel and Corporate Secretary

SYNOVUS BANK

January 19, 2012	By:	/s/ Samuel F. Hatcher
Date	Name:	Samuel F. Hatcher
	Title:	Executive Vice President, General Counsel and Corporate Secretary

SYNOVUS TRUST COMPANY

January 19, 2012	By:	/s/ George G. Flowers
Date	Name:	George G. Flowers
	Title:	President